EXHIBIT 1.5

PRESS RELEASE

For Immediate Distribution

COMINAR AND CANMARC ENTER INTO SUPPORT AGREEMENT

COMINAR OFFER INCREASED AND EXTENDED

Key Highlights

•	Cominar and CANMARC agree to a board-supported transaction
•	Cominar to amend its offer to $16.50 in cash per CANMARC Unit, not subject to proration, or 0.7607 Cominar units per CANMARC Unit, subject to proration
•	Creates a national champion with a leading position in Québec, enhanced geographical diversification and a significantly improved capital markets profile
•	Accelerates strategic plan to grow outside Québec
•	Transaction financially attractive to Cominar unitholders

Québec City and Montréal, Québec, January 16, 2012 – Cominar Real Estate Investment Trust (TSX: CUF.UN) and CANMARC Real Estate Investment Trust (TSX: CMQ.UN) are pleased to announce that they have entered into a support agreement for the acquisition by Cominar’s wholly-owned subsidiaries (collectively, the “Cominar Acquisition Group”) of all of the outstanding units of CANMARC.

Under its amended offer, Cominar will offer to acquire all of the CANMARC Units for, at the option of Unitholders of CANMARC, either $16.50 in cash per CANMARC Unit (the “Cash Alternative”) or 0.7607 trust units of Cominar per CANMARC Unit (the “Unit Alternative”), with an aggregate maximum of 16 million Cominar units available pursuant to this option, subject to proration (the “Amended Offer”).

Creation of a national champion

The acquisition of CANMARC will increase Cominar’s asset base by approximately 45% to over 30 million square feet, with an enhanced footprint in the province of Québec and an ideal position to further accelerate growth outside of Québec. Combined with Cominar’s existing properties, the addition of CANMARC’s assets will create a unique portfolio of high-quality properties including a number of landmark buildings. Furthermore, Cominar’s portfolio will benefit from enhanced diversification among the office, retail and industrial asset classes.

The transaction will also significantly improve Cominar’s capital markets profile, making it the second-largest diversified REIT in Canada. Accordingly, Cominar will benefit from increased liquidity and stronger access to capital.

Given the scale of its existing operations in Québec, Cominar expects to realize significant synergies from the combination of the two entities. Cominar’s knowledge of the key markets in which CANMARC operates is expected to result in lower operating costs and improved operating efficiencies, creating further synergies for Cominar.

The transaction is financially attractive to Cominar unitholders, including through expected accretion to distributable income, funds from operations and adjusted funds from operations. This accretion is in turn expected to accelerate Cominar’s plan to reduce its payout ratio over time to 90%.

While the Amended Offer will require Cominar to temporarily increase its leverage, Cominar intends to align its capital structure with its long-term objectives over time.

“We are delighted to have achieved our objective of reaching a negotiated transaction with the board of CANMARC,” said Michel Dallaire, Cominar’s President and Chief Executive Officer. “The result of our friendly and professional discussions is a win for unitholders of both entities. Cominar’s acquisition of CANMARC will create a true national champion with a leading position in Québec, a significantly improved capital markets profile and an ideal position for further geographic expansion.”

“We are pleased to support Cominar’s Amended Offer and we recommend it to our Unitholders,” said Jim Beckerleg, President and Chief Executive Officer of CANMARC. “Our primary objectives when we took CANMARC public in May 2010 were to grow the REIT through acquisition and strong organic growth, and to do so within the context of strong governance. We believe that we accomplished those objectives. Our Unitholders have benefited from our exceptional growth and we are proud of our track record. We urge our Unitholders to accept Cominar’s improved offer.”

“I want to thank our employees who through their hard work and dedication transformed CANMARC into a leading real estate player that has delivered tremendous value to our Unitholders. Upon completion of the transaction I will be supporting Cominar’s management team during the integration, and I know I can count on all of our employees to continue to work hard and remain focused as the two REITs come together,” Mr. Beckerleg concluded.

Key Terms of the Amended Offer

The Cash Alternative

The all-cash purchase price under the Cash Alternative of the Amended Offer now represents a premium of approximately 24% over the closing price of $13.28 per CANMARC Unit on the TSX on November 25, 2011, the last trading day prior to Cominar’s announcement of its intention to make the offer.

The consideration under the Cash Alternative provides CANMARC Unitholders with certainty of value and immediate liquidity.

The Amended Offer is not subject to any financing condition.

The Unit Alternative

The Unit Alternative of the Amended Offer is available as an option for CANMARC Unitholders who wish to elect not to receive cash consideration and prefer the opportunity to participate in the future upside of Cominar. Based on the exchange ratio offered under the Unit Alternative and before any potential proration of the Unit consideration, the monthly cash distributions to CANMARC Unitholders electing the Unit Alternative are expected to increase by over 15%.

Conditions and expiry date

The Amended Offer is subject to customary closing conditions, including the tender of that number of CANMARC Units which, together with the CANMARC Units held by Cominar and the Cominar Acquisition Group, represent at least 66 2/3% of the outstanding CANMARC Units, calculated on a fully-diluted basis.

No approval of the unitholders of Cominar is required in connection with the proposed transaction. Terms of the Support Agreement were unanimously approved by the trustees of both Cominar and CANMARC.

Furthermore, the Amended Offer is now open for acceptance until 3:00 p.m. (Toronto time) on January 27, 2012, unless the Amended Offer is further extended or withdrawn.

CANMARC’s support of the transaction

The Board of Trustees of CANMARC, after receiving fairness opinions from its financial advisors, TD Securities and Canaccord Genuity Corp, and in consultation with its legal advisors, has unanimously determined (Messrs. James F. Miles and Frank W. Matheson recused themselves from any deliberations of the CANMARC Board of Trustees concerning the Amended Offer) that the consideration to be received by the CANMARC Unitholders pursuant to the Amended Offer is fair, from a financial point of view, to the CANMARC Unitholders (other than the Acquiring Parties and their respective Affiliates), that it would be in the best interests of CANMARC to support and facilitate the Amended Offer and enter into the Support Agreement and recommend that CANMARC Unitholders deposit their CANMARC Units to the Amended Offer.

The Support Agreement contains, among other things, a $30 million break fee payable by CANMARC to the Cominar Acquisition Group, in certain circumstances, including the acceptance of an unsolicited superior proposal from a third party. Cominar has also been granted a right to match period in respect of any superior proposal that may arise.

Under the terms of the support agreement, each of Cominar and CANMARC agreed to set the record date for distributions on their respective units for the month of January 2012 to January 31.

Details of the Amended Offer

Cominar has provided the depositary under the Amended Offer with the required notification of variation and extension. Further details on the Amended Offer will be included in a notice of variation and extension, which will promptly be mailed to CANMARC Unitholders and made available on SEDAR at www.sedar.com. The Board of Trustees of CANMARC will also send a notice of change to its trustees’ circular in the near future that will recommend that CANMARC Unitholders tender their CANMARC Units to the Amended Offer and will include the fairness opinions provided by CANMARC’s financial advisors.

Tendering CANMARC Units to the Amended Offer

Tendering to the Amended Offer is straightforward and CANMARC Unitholders should act now. Instructions on how to tender CANMARC Units are included in the offering circular which was previously sent to CANMARC Unitholders and is available on SEDAR.

CANMARC Unitholders with questions about the Amended Offer or how to tender their CANMARC Units should contact Kingsdale Shareholder Services Inc. (“Kingsdale”), as information agent under the Amended Offer. Kingsdale may be contacted toll-free in North America at 1-877-657-5857, or collect from outside North America at 416-867-2272, or by email at contactus@kingsdaleshareholder.com.

Conference call

Cominar will host a conference call on Monday, January 16, 2012 at 11:00 a.m. EST to discuss the details of the transaction. To access the call, please dial 1-800-731-5319 (toll-free). An electronic copy of a presentation summarizing the highlights of the transaction will be available on Cominar’s website in advance of the conference call. For those unable to participate, a recorded version of the conference will be available from Monday, January 16, 2012 at 2:00 p.m. to Monday, January 23, 2012 by dialing 1-877-289-8525 followed by the code 4507350#.

Advisors and Lenders

BMO Capital Markets acted as Cominar’s financial advisor and legal counsel to Cominar was provided by Davies Ward Phillips & Vineberg LLP. Osler, Hoskin & Harcourt LLP acted as legal counsel to CANMARC and Fasken Martineau DuMoulin LLP provided legal counsel to CANMARC’s Special Committee. TD Securities Inc. and Canaccord Genuity Corp. acted as financial advisors to CANMARC’s Special Committee.

National Bank of Canada, Bank of Montreal and Caisse Centrale Desjardins have provided Cominar with a commitment to fund the entire consideration payable for the CANMARC Units and back-stop post-closing refinancing and liquidity requirement.

COMINAR PROFILE as at January 16, 2012

Cominar is the largest commercial property owner in the Province of Québec. Cominar owns a real estate portfolio of 269 high-quality properties, consisting of 53 office, 55 retail and 161 industrial and mixed-use buildings that cover a total area of 21.0 million square feet in the Greater Québec City, Montréal and Ottawa-Gatineau areas, as well as in the Atlantic Provinces. Cominar’s objectives are to deliver growing cash distributions payable monthly to its unitholders and to maximize unitholder value by way of integrated management and the expansion of its portfolio.

CANMARC PROFILE as at January 16, 2012

CANMARC (www.canmarc.ca) is an unincorporated open-ended real estate investment trust established pursuant to a declaration of trust under the laws of the Province of Québec. Managed internally, CANMARC owns a portfolio of Canadian income-producing commercial properties, consisting of retail and office properties with certain industrial properties. In total, CANMARC properties comprise approximately 8.8 million square feet of commercial gross leasable area (approximately 9.4 million square feet including acquisitions which have been announced but have not yet closed) and 464 multi-family residential units located in Québec, Atlantic Canada, Western Canada and Ontario.

Forward-Looking Statements

This press release may contain forward-looking statements with respect to Cominar and CANMARC and their respective operations, strategy, financial performance and financial condition. These statements generally can be identified by the use of forward-looking words such as “may”, “will”, “expect”, “estimate”, “anticipate”, “intend”, “believe” or “continue” or the negative thereof or similar variations. The actual results and performance of Cominar and CANMARC discussed herein could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Some important factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, increased indebtedness associated to the Amended Offer, competition, changes in government regulation and the factors described under “Risk Factors” in the Annual Information Form of Cominar and of CANMARC, as applicable. The cautionary statements qualify all forward-looking statements attributable to Cominar or CANMARC and persons acting on its behalf. Unless otherwise stated, all forward-looking statements speak only as of the date of this press release.

For Further Information

For Cominar:

Mr. Michel Dallaire, P.Eng.

President and Chief Executive Officer

Cominar Real Estate Investment Trust

(418) 681-8151

Mr. Michel Berthelot

Executive Vice President and Chief Financial Officer

Cominar Real Estate Investment Trust

(418) 681-6300 ext. 2266

For CANMARC:

James W. Beckerleg

President and Chief Executive Officer

CANMARC Real Estate Investment Trust

(514) 931-2591

Gordon G. Lawlor, CA

Executive Vice President, Chief Financial Officer

and Secretary

CANMARC Real Estate Investment Trust

(514) 931-2591